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Exhibit 3.1c

Date Filed:
2/24/05  3:38:10 PM
In the office of
Dean Heller
Secretary of State


              CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION
                         FOR NEVADA PROFIT CORPORATIONS
          (Pursant to NRS 78.385 and 78.390 - After issuance of Stock)


1. Name of corporation: Whistler Investments, Inc.

2. The articles have been amended as follows:

Article I
The name of the corporation is Hybrid Technologies, Inc.

Article III
(a) The corporation shall have the authority to issue a total of Thirty-Two Million (32,000,000) shares, of which Twenty-Seven Million (27,000,000) shares shall be common stock, par value $.001 per share (the common stock) and Five Million (5,000,000) shares shall be preferred stock, par value $.001 per share (the preferred stock).

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3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: a majority.

4. Effective Date of Filing (optional): 3/9/05.

                                /s/ Holly Roseberry
5. Officer Signature required): ______________________
                                Holly Roseberry,
                                President and Chief Executive Officer